SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Sotheby's

(Name of Issuer - as specified in its charter)

Common Stock

(Title of Class of Securities)
835898107

(CUSIP Number)
Yeung Ying Kit
c/o Taikang Asset Management (Hong Kong) Limited
RM 4911-4913, 49/F The Center
 99 Queen's Road Central, Sheng Wan
Hong Kong (SAR), People's Republic of China
852-39755100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [  ].
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Taikang Life Insurance Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	[ ] (a)	☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,939,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,939,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,939,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.12%
14	TYPE OF REPORTING PERSON IC

1	NAME OF REPORTING PERSON Taikang Insurance Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	[ ] (a)	☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,939,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,939,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,939,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.12%
14	TYPE OF REPORTING PERSON IC

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2016, as amended by Amendment No. 1 thereto filed on September 12, 2016, as further amended by Amendment No. 2 thereto filed on November 15, 2016, with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Sotheby’s (the “Issuer”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 2.    Identity and Background.

Item 2 is hereby amended and superseded with the following:
This Schedule 13D is filed by: (i) Taikang Insurance Group, Inc., a Chinese Limited Company based in Beijing (“Taikang”), and (ii) Taikang Life Insurance Co., Ltd., a Chinese Limited Company based in Beijing (“Taikang Life” and together with Taikang, the “Reporting Persons”).

The directors and executive officers of Taikang Life, and their business addresses and principal occupations are set forth in Exhibit A, which is filed as an exhibit to this Amendment No. 3.

The principal business address of each of the Reporting Persons is Taikang Life Building, No. 10 Fuxingmennei Ave., Xicheng District, Beijing, People’s Republic of China.
        None of the Reporting Persons or persons listed on Exhibit A has, during the last five years: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and superseded with the following:

On November 15, 2017, Taikang transferred, for no consideration, direct ownership of 7,939,661 Shares to its wholly owned subsidiary, Taikang Life.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and superseded with the following:
The Reporting Persons have acquired the Shares for investment purposes based on a positive view of the Issuer's business prospects. Based on this view, personnel of Taikang have expressed to members of the Issuer's Board of Directors (the “Board”) and management support for the Issuer's broader strategic initiatives, and on November 4, 2016, Taikang entered into a support agreement with the Issuer (the “Support Agreement”).  On November 13, 2017, Taikang Life signed an agreement under which it became a party to the Support Agreement, and acceded to all of Taikang’s obligations thereunder (the “Joinder Agreement”).

Under the Support Agreement, for the three years after the date of the Support Agreement, the Reporting Persons will be subject to a standstill that will restrict the Reporting Persons from acquiring beneficial ownership of Shares of the Issuer, if such acquisition results in the Reporting Persons beneficially owning 15.00% or more of the Issuer’s Shares, or a higher amount if permitted by the Board. However, the terms of the Support Agreement permit the Reporting Persons to exceed the beneficial ownership threshold under the following circumstances: (i) if the Reporting Persons exceed the threshold solely as a result of the Issuer engaging in share repurchases; (ii) if the Reporting Persons make a “qualifying offer” for all outstanding shares at the same per-share price conditioned upon acceptance by a majority of shareholders; and (iii) if another shareholder acquires beneficial ownership of more than 15.00% of the Issuer’s Shares (x) absent approval of the Board, in which case the Reporting Persons may acquire the minimum amount necessary such that the Reporting Persons’ beneficial ownership exceeds that of the other shareholder, or (y) in a new issuance or other Board approved transaction, in which case the Reporting Persons may acquire beneficial ownership of 15.00% of the Issuer’s Shares. Under the Support Agreement, the Reporting Persons also agree to vote their Shares in the election of directors in accordance with the Board’s recommendations, to not engage in a proxy contest, initiate a lawsuit, or dispose of shares to a third party if such third party (or group affiliated with such third party) has (or would have as a result of the sale) an ownership interest in the Issuer of 5.00% or more in the aggregate; however, under the Support Agreement, the Reporting Persons may transfer Shares to an affiliate, as defined therein, in excess of this 5.00% limit, provided that such affiliate accedes to the Reporting Persons’ obligations under the Support Agreement.

In addition, in accordance with the Support Agreement, the Issuer has appointed Linus W. L. Cheung to the Board as an independent director, and has agreed to nominate Mr. Cheung for election to the Board at the 2017 Annual Meeting on the Issuer’s slate of director nominees. Further, the Issuer and Reporting Persons will identify a mutually acceptable qualified independent director to replace Mr. Cheung should he become unable to serve as a director. The Support Agreement is to remain in effect for three years from the date of the Support Agreement, unless the Issuer and Reporting Persons agree otherwise.
The Reporting Persons will continue to analyze their investment in the Issuer on an ongoing basis. As part of this investment analysis process, the Reporting Persons reserve the right to engage in future discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor its investment and consider alternatives for growth and exploration of commercial opportunities. However, under the terms of the Support Agreement described above, the Reporting Persons may not engage in a proxy contest, or acquire beneficial ownership of securities of the Issuer such that it beneficially owns 15.00% or more of the Issuer’s common stock (unless permitted by the Board, subject to certain exceptions described above).
Although the Reporting Persons have no specific plan or proposal to dispose of Shares, the Reporting Persons may also, at any time or from time to time, dispose of or distribute some or all of their Shares, depending on various factors, including but not limited to the price of Shares, prevailing market conditions, results, business, operations and prospects, other investment opportunities, and the Reporting Persons' own liquidity, diversification and investment considerations. However, as a condition of the Support Agreement, the Reporting Persons will not dispose of shares to a third party if such third party (or group affiliated with such third party) has (or would have as a result of the sale) an ownership interest in the Issuer of 5.00% or more.
Depending upon such discussions and consideration of strategic alternatives, and subject to the limitations imposed by the Support Agreement, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice, subject to the limitations of the Support Agreement.

A copy of the Support Agreement and the press release regarding the appointment of Mr. Cheung to the Board (the “Press Release”) issued by the Issuer on November 7, 2016 are attached hereto as Exhibits D and E, respectively,  and incorporated by reference herein. The description of the Support Agreement contained herein is qualified in its entirety by reference to the full text of the Support Agreement.  A copy of the Joinder Agreement is attached hereto as Exhibit G, and incorporated by reference herein.
Item 5.    Interest in Securities of the Issuer.
Item 5 is hereby amended and superseded with the following:

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 52,503,235 Shares outstanding. As of November 15, 2017, the Reporting Persons may be deemed to beneficially own 7,939,661 Shares, which represents 15.12% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

Taikang Insurance Group, Inc.:
7,939,661	Sole Voting and Sole Dispositive Power	15.12%

Taikang Life Insurance Co., Ltd.
7,939,661	Sole Voting and Sole Dispositive Power	15.12%

TRANSACTIONS
The Reporting Persons have not engaged in any transactions in Shares of the Issuer during the last sixty days.
Item 6.            Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
Item 6 is hereby amended and superseded with the following:
The response to Item 4 of this Schedule 13D is incorporated by reference herein.
Item 7.    Materials Filed as Exhibits.
Item 7 is hereby amended and superseded with the following:
The following exhibits are attached hereto or incorporated herein by reference, as applicable:
Exhibit A -
Executive Officers and Control Persons of the Reporting Persons – Exhibit A, originally included with the Reporting Person's initial Statement on Schedule 13D as filed on July 27, 2016, is hereby amended to incorporate by reference the information set forth in amended Exhibit A, which is filed herewith.

Exhibit B -
Transactions in Securities of the Issuer during the Past Sixty Days by the Reporting Person – incorporated by reference to Exhibit B included with the Reporting Person’s initial Statement on Schedule 13D as filed on July 27, 2016.

Exhibit C -
Letter of Agreement between Taikang Insurance Group, Inc. and Sotheby’s – incorporated by reference to Exhibit C included with the Reporting Person’s Amendment No. 1 to the Statement on Schedule 13D as filed on September 12, 2016.

Exhibit D -
Support Agreement, dated November 4, 2016, by and between Sotheby’s and Taikang Insurance Group - incorporated by reference to Exhibit  D included with the Reporting Person’s Amendment No. 2 to the Statement on Schedule 13D as filed on November 15, 2016.

Exhibit E -
Press Release of Sotheby’s dated November 7, 2016, announcing the appointment of Linus Cheung to the Board - incorporated by reference to Exhibit E included with the Reporting Person’s Amendment No. 2 to the Statement on Schedule 13D as filed on November 15, 2016.

Exhibit F -	Transactions in Securities of the Issuer during the Past Sixty Days by the Reporting Person - incorporated by reference to Exhibit F included with the Reporting Person’s Amendment No. 2 to the Statement on Schedule 13D as filed on November 15, 2016.

Exhibit G -	Joinder Agreement, dated November 13, 2017 by Taikang Life Insurance Co., Ltd., to the Support Agreement by and between Sotheby's and Taikang Insurance Group.

Exhibit H -	Joint Filing Agreement, dated November 13, 2017 by Taikang Life Insurance Co., Ltd., and Taikang Insurance Group, Inc.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 3 to the Statement on Schedule 13D.

Taikang Life Insurance Co., Ltd.

Date: November 13, 2017	By: /s/ YEUNG YING KIT
Name: YEUNG YING KIT
Title: Senior Compliance Officer

Taikang Insurance Group, Inc.

Date: November 13, 2017	By: /s/ YEUNG YING KIT
Name: YEUNG YING KIT
Title: Senior Compliance Officer

EXHIBIT A

EXECUTIVE OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSONS.

The following are each of the executive officers and directors of Taikang Insurance Group, Ltd. and their respective address, occupation and citizenship:
Name	Address	Principal Occupation	Citizenship

Chen Dongsheng	11/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Businessman	China

Dominic Lee	Flat 3102, block A, Kornhill, Quarry Bay, Hong Kong	Retired	Hong Kong

Teh Kok Peng	#39-01, 6 Battery Road, Singapore	Financial Industry	Singapore

Andrew Wolff	9 Earls Terrace, London W8 6LP, United Kingdom	Financial Industry	U.S.A.

Ren Daode	203, 2/F, Taikang International Building, No.2 Wudinghou Street, Xicheng District, Beijing, China	Businessman	China

Ho, Yuk Wai Joan	Block 5, Braemar Hill Mansion, No. 23, Braemar Hill Road, Hong Kong	Retired	Hong Kong

Sun Xiaoning	Unit 1928, Level 19, China World Tower 1, No. 1 Jian Guo Men Wai Ave, Beijing, China	Financial Industry	Hong Kong

The following are each of the executive officers and directors of Taikang Life Insurance Co., Ltd. and their respective address, occupation and citizenship:
Name	Address	Principal Occupation	Citizenship

Chen Dongsheng	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Businessman	China

Cheng Kang Ping	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Financial Industry	China

Jou Gwo Duan	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Financial Industry	Taiwan, China

Ma Yun	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Financial Industry	China

Qiu Xi Chun	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Financial Industry	China

WAN DICK KEE MAN	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Financial Industry	Hong Kong

Duan Guo Sheng	9/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Financial Industry	China

Exhibit G

JOINDER AGREEMENT, DATED NOVEMBER 13, 2017, OF TAIKANG LIFE INSURANCE CO., LTD. TO THE SUPPORT AGREEMENT BY AND BETWEEN SOTHEBY’S AND TAIKANG INSURANCE GROUP

JOINDER AGREEMENT
Reference is hereby made to the Support Agreement, dated November 4, 2016 (the "Support Agreement"), between Taikang Insurance Group, a Beijing-based, China-incorporated limited company (“Taikang”), and Sotheby’s, a Delaware registered Corporation headquartered in New York (the "Company"). Pursuant to and in accordance with Section 2(c)(5) of the Support Agreement, the undersigned hereby: (i) acknowledges that it has received and reviewed a complete copy of the Support Agreement; (ii) affirms that it is an “Affiliate” of Taikang as that term is defined in the Support Agreement; and (iii) agrees that upon execution of this Joinder, such Person shall become a party to the Support Agreement, shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Support Agreement, and shall accede to all of Taikang’s obligations under the Support Agreement, as though an original party thereto.
Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Support Agreement.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of 2017.

Taikang Life Insurance Co., Ltd.

By: /s/ CHEN Dong Sheng
Name: CHEN Dong Sheng
Title: Chairman

Exhibit H

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Taikang Life Insurance Co., Ltd.

Date: November 13, 2017	By: /s/ YEUNG YING KIT
Name: YEUNG YING KIT
Title: Senior Compliance Officer

Taikang Insurance Group, Inc.

Date: November 13, 2017	By: /s/ YEUNG YING KIT
Name: YEUNG YING KIT
Title: Senior Compliance Officer